UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

31 July, 2012

Commission File Number: 000-54641
________________________________________________________________
MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
__________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

31 July 2012

MTG appoints new President & CEO

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced the appointment of Jørgen  Madsen as Group President and CEO with effect from 15 September 2012. The appointment follows the resignation of Hans-Holger Albrecht, who will leave MTG in September to become President and CEO of Millicom International Cellular S.A. (‘Millicom’), the Nasdaq OMX listed global telecommunications group.

Jørgen Madsen has been a member of the Group’s executive management team since 2000 and was appointed as Executive Vice President of MTG’s Nordic Broadcasting operations in October 2011, after having served as CEO of the Group’s Danish operations and Group Head of Sport since 2002. Jørgen was also Chairman of the Board of TV Prima in the Czech Republic between January 2008 and October 2011, and was responsible for overseeing the Group’s Hungarian operations from 2010 to 2011. Jørgen joined MTG, then a subsidiary of Investment AB Kinnevik (‘Kinnevik’), in 1994 and held various positions including Head of Sponsorship for TV3, Head of Viasat Sport in Denmark and Head of Viasat Sport for the Nordic region.

Hans-Holger Albrecht has served as MTG President and CEO since August 2000, prior to which he was Chief Operating Officer of MTG from May 2000. Hans-Holger joined the Group in 1997 and held various positions including Head of the Group’s Pay-TV operations and then President of Viasat Broadcasting. Hans-Holger has been co-Chairman of the Board of Directors of CTC Media, Inc., of which MTG is the largest shareholder, since 2003 and will continue in this role. He is also a member of the Board of Directors of Millicom, from which he will step down with immediate effect, and of the International Academy of Television Arts & Sciences.

David Chance, Chairman of MTG’s Board of Directors, commented: “I would like to welcome Jørgen to his new role within MTG. He has proven himself over many years at MTG to be an inspirational leader and excellent manager of a number of our operations, as well as a valued member of the Group’s senior management team. He takes over at a key time in the Group’s development as MTG pioneers new broadcasting technologies and expands into new markets. Continuity is critical to the Group’s ongoing success, which is why succession planning is part and parcel of our daily work, and has enabled us to promote such a strong internal candidate into this role. The Board and I look forward to working with Jørgen going forward.”

“The Board and I would also like to thank Hans-Holger for his huge contribution to the development and expansion of MTG over the past almost 12 years, as one of the longest serving and most successful CEOs in the industry. He has been instrumental in the Group’s rapid growth and the creation of an industry leading broadcaster with a unique geographical reach, balanced mix of pay and free-TV revenues, and strong financial position. Under his leadership, MTG’s sales have tripled since 2000 to SEK 13.5 billion in 2011, while the Group’s market capitalisation has increased to over SEK 21 billion with a low net debt level, and an additional SEK 7 billion has been distributed to shareholders in the form of equity or cash dividends and share buy-backs. Hans-Holger has not only managed the business through considerable change, but also created a lot of that change through a clear and accurate vision of the Group’s future potential. We wish him well at Millicom.”

Jørgen Madsen commented: “I am excited by my new role and grateful to the Board for this opportunity. MTG is a great company with a strong culture and tradition of constant innovation. Our channels are now available in 36 countries spanning four continents, which is quite a platform on which to build, as we focus on further enhancing our content offering, embracing new technologies, and expanding into new markets.”

Hans-Holger Albrecht commented: “I have greatly enjoyed my time at MTG and feel privileged to have worked with so many talented and dedicated people down the years. We benefitted from setting a clear course with long term goals and have remained true to that, which has enabled us to consistently outperform and create sustainable value. I am proud of what we have achieved as a team and of the building blocks we have put in place. MTG is a fantastic business and I wish the Group and all of my colleagues the very best for the future.”

***

For further information, please visit www.mtg.se or contact:

David Chance, Chairman of the Board of Directors
Hans-Holger Albrecht, Chief Executive Officer
Tel:                                +46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications & Planning
Tel:                                +44 (0) 7768 440 414
Email:                             investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTD Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 11:00 CET on 31 July 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date: 31 July, 2012	By:	/s/ Marc Zagar
Name: Marc Zagar
Title: EVP Finance